UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Warner Bros. Discovery, Inc.
(Name of Issuer)

Series A Common Stock, par value $0.01 per share
(Title of Class of Securities)

934423104
(CUSIP Number)

Michael D. Fricklas
Advance/Newhouse Programming Partnership
One World Trade Center
New York, New York 10007
(212) 286-6900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 934423104	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON Advance/Newhouse Programming Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 184,023,290
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 184,023,290
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,023,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.54% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Percentage is calculated based on approximately 2.44 billion shares of Series A Common Stock issued and outstanding as of February 8, 2024 as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the U.S. Securities and Exchange Commission on February 23, 2024.

CUSIP No. 934423104	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON Advance/Newhouse Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,158,459
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,158,459
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,158,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.58% (1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 934423104	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON Newhouse Broadcasting Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 198,181,749
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 198,181,749
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,181,749
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12% (1)
14	TYPE OF REPORTING PERSON CO

* Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership and Advance/Newhouse Programming Partnership

CUSIP No. 934423104	SCHEDULE 13D	Page 5 of 7

1	NAME OF REPORTING PERSON Advance Publications, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 198,181,749
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 198,181,749
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,181,749
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12% (1)
14	TYPE OF REPORTING PERSON CO

* Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership and Advance/Newhouse Programming Partnership

CUSIP No. 934423104	SCHEDULE 13D	Page 6 of 7

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”), which was jointly filed on April 8, 2022, and is filed on behalf of Advance/Newhouse Programming Partnership, a New York general partnership (“ANPP”), Advance/Newhouse Partnership, a New York general partnership (“ANP”), Advance Publications, Inc., a New York Corporation (“API”), and Newhouse Broadcasting Corporation, a New York corporation (“NBCo” and, together with ANPP, ANP and API, the “Reporting Persons” and each, a “Reporting Person”) with respect to the common stock, par value $0.01 per share, designated as Series A Common Stock (the “Common Stock”) of Warner Bros. Discovery, Inc., a Delaware corporation (the “Issuer” or “WBD”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D. The Reporting Persons directly or indirectly hold 198,181,749 shares of Common Stock of the Issuer.

This Amendment is being filed to reflect an additional 6,157 shares received by ANP as an AT&T shareholder in connection with the Combination (as previously disclosed on Form 4), to reflect the transfer of 10,000,000 shares from ANPP to ANP on December 14, 2023 (also as previously disclosed on Form 4), and to amend Item 4, Item 5 and Item 7 of the Schedule 13D as follows:

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

On March 29, 2024, Steven A. Miron and Steven O. Newhouse resigned as directors of the Issuer, effectively immediately. On April 1, 2024, a press release was issued by the Issuer announcing the resignations, which is attached as Exhibit G hereto and is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is amended and supplemented to read as follows:

(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Persons are beneficial owners of 198,181,749 shares of Common Stock, which represents the sum of (i) 14,158,459 shares of Common Stock held by ANP and 184,023,290 shares of Common Stock held by ANPP.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include a new exhibit thereto as follows:

Exhibit No.	Description
G	Press release, dated April 1, 2024.

CUSIP No. 934423104	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2024

ADVANCE/NEWHOUSE PROGRAMMING PARTNERSHIP

By:	/s/ Oren Klein
	Name:	Oren Klein
	Title:	Chief Financial Officer

ADVANCE/NEWHOUSE PARTNERSHIP

By:	/s/ Oren Klein
	Name:	Oren Klein
	Title:	Chief Financial Officer

NEWHOUSE BROADCASTING CORPORATION

By:	/s/ Oren Klein
	Name:	Oren Klein
	Title:	Chief Financial Officer

ADVANCE PUBLICATIONS, INC.

By:	/s/ Oren Klein
	Name:	Oren Klein
	Title:	Chief Financial Officer

EXHIBIT G

STEVEN A. MIRON AND STEVEN O. NEWHOUSE STEPPING DOWN FROM WARNER BROS. DISCOVERY’S BOARD OF DIRECTORS

APRIL 1, 2024

Warner Bros. Discovery (NASDAQ: WBD) today announced that Steven A. Miron and Steven O. Newhouse, both independent directors, have resigned from WBD’s Board of Directors, effective immediately. Messrs. Miron and Newhouse resigned after the US Department of Justice informed them that it was investigating whether their service on the Board of Directors violated Section 8 of the Clayton Antitrust Act. Messrs. Miron and Newhouse informed WBD that, without admitting any violation, and in light of the changing dynamics of competition in the entertainment industry, they elected to resign rather than to contest the matter.

Mr. Miron and Mr. Newhouse were each appointed to the WBD Board effective upon the closing of the merger between Discovery, Inc. and WarnerMedia on April 8, 2022, and served as Class III directors, with initial terms that were scheduled to expire at the Company’s 2025 Annual Meeting of Stockholders. Both were originally named by Discovery, Inc. as two of its six designees to the WBD Board.

Mr. Miron is chief executive officer of Advance/Newhouse Partnership, a privately held media company, and a senior executive officer at Advance, a private, family-held business that owns and invests in a broad range of media and technology companies. He previously served as a Discovery, Inc. director from 2008-2022, and was on the WBD Compensation Committee.

Mr. Newhouse is co-president of Advance. He previously served as a board observer at Discovery, Inc. from 2008-2022, and was on the WBD Nomination and Corporate Governance Committee.

“On behalf of our Board and WBD’s leadership team, I want to thank Steve Miron and Steven Newhouse for their extraordinary service and longstanding commitment to Discovery and Warner Bros. Discovery,” said David Zaslav, chief executive officer of Warner Bros. Discovery. “Both Steve and Steven have been a great source of wise counsel and tremendous industry insight over the years, and they played an integral role in getting this new company up and running and on a path to long-term growth. We are enormously grateful for their steadfast support and wish them the very best.”

Samuel A. Di Piazza, Jr., Chair of the Board of WBD said: “On behalf of the entire WBD Board of Directors, I would like to express my gratitude to Steve Miron and Steven Newhouse for their service on behalf of WBD’s stockholders and their many contributions to the deliberations and work of the Board. We will miss having them as colleagues in the Board room and wish them all the best in their future endeavors.”

Steven Newhouse said “From our investment in the Discovery Channel in the earliest days of cable, through Bob Miron’s service as Discovery’s Board Chair and Steve and my service on this board, and with the enormous efforts of John Malone and David Zaslav, we are proud to have played a role in the building of this great company and remain a large stockholder. We are disappointed to leave the Board, but wish to do the right thing for WBD.”